Commission File Number 001-31914
EXHIBIT 99.1
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
Amendment to the Announcement of 2009 Estimated Annual Results
This announcement is made by the Company pursuant to Rule 13.09(1) of the Listing Rules.
Reference is made to the Company’s Announcement of 2009 Estimated Annual Results published on 28 January 2010 on the website of Hong Kong Exchanges and Clearing Limited. The Company would like to make the following amendment.
Based on the Company’s further estimates on its 2009 financial information carried out in accordance with the China Accounting Standards for Business Enterprises and the Regulations regarding the Accounting Treatment of Insurance Contracts published by the Ministry of Finance of the People’s Republic of China on 22 December 2009, the Company estimates that the Company’s net profit attributable to shareholders for the year 2009 may increase by over 200% as compared to the Company’s net profit attributable to shareholders for the year 2008. The Company’s net profit attributable to shareholders for the year 2008 has not been retrospectively adjusted in accordance with the Regulations regarding the Accounting Treatment of Insurance Contracts published by the Ministry of Finance of the People’s Republic of China. Detailed financial information of the Company will be disclosed in the Company’s 2009 annual report. The Company’s financial information for the period ended 31 December 2009 contained in this announcement has not been audited.
Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.
This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Commission File Number 001-31914
In accordance with the listing rules of the Shanghai Stock Exchange, the Company will publish the following announcement in designated newspapers in the People’s Republic of China on 9 March 2010:
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Important Notice
The Company and all members of the Board of Directors of the Company warrant that this announcement does not contain any false representations, misleading statements or material omissions, and accept joint and several responsibility in connection with the truthfulness, accuracy and completeness of this announcement.
Amendment to the Announcement of 2009 Estimated Annual Results of China Life Insurance Company Limited
I.	Estimated results during this period
1.	Estimated Results Period: 1 January 2009 to 31 December 2009

2.	Previous Estimate: net profit attributable to shareholders for the year 2009 may increase by over 50% as compared to the net profit attributable to shareholders for the year 2008.

3.	Amended Estimate: Based on the Company’s further estimates on its 2009 financial information carried out in accordance with the China Accounting Standards for Business Enterprises and the Regulations regarding the Accounting Treatment of Insurance Contracts published by the Ministry of Finance of the People’s Republic of China on 22 December 2009, the Company estimates that the Company’s net profit attributable to shareholders for the year 2009 may increase by over 200% as compared to the Company’s net profit attributable to shareholders for the year 2008. Detailed financial information of the Company will be disclosed in the Company’s 2009 annual report.

4.	The estimated results have not been audited.
II.	Results of the same period for 2008
1.	Net Profit Attributable to Shareholders of the Company: RMB 10,068 million

2.	Basic Earnings Per Share: RMB0.36
The Company’s net profit attributable to shareholders for the year 2008 has not been retrospectively adjusted in accordance with the Regulations regarding the Accounting Treatment of Insurance Contracts published by the Ministry of Finance of the People’s Republic of China.

Commission File Number 001-31914
III.	Reasons for differences as compared with the previous Estimated Annual Results Announcement

On 28 January 2010, the Company published the Announcement of 2009 Estimated Annual Results. Since at that time the impact of the change of accounting policies was uncertain, the Company mentioned in the Estimated Annual Results Announcement that “...the estimated improvement in the 2009 annual results disclosed in this announcement is only a preliminary estimate. Once the effect of the change of accounting policies have been further confirmed, the Company will make any necessary further disclosures in a timely manner”.

On 26 February 2010, the Board of Directors of the Company resolved to make changes to the Company’s onshore accounting policies. According to the changed accounting policies approved by the Board of Directors, further estimates were made by the Company on the basis of its 2009 annual results, whereby the above figures were obtained.

IV.	Risk Advice

1.	The detailed financial information of the Company are to be finalized in the Company’s 2009 annual report; and

2.	the Board of Directors of the Company advises shareholders and potential investors to pay attention to investment-related risks.

The Board of Directors of
China Life Insurance Company Limited
8 March 2010
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Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Sun Shuyi, Ma Yongwei, Sun Changji, Bruce Douglas Moore
Hong Kong, 8 March 2010